UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2012

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principle executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2012

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31, 2012 $	Three Months Ended March 31, 2011 $
REVENUES
Time charter revenues	17,509	19,125
Net pool revenues (note 8a)	11,504	9,862
Interest income from investment in term loans	2,863	2,757

Total revenues	31,876	31,744

OPERATING EXPENSES
Voyage expenses (note 8a)	779	610
Vessel operating expenses (note 8a)	10,570	9,602
Time-charter hire expenses	1,661	—
Depreciation and amortization	10,738	10,784
General and administrative (note 8a)	2,086	2,669

Total operating expenses	25,834	23,665

Income from operations	6,042	8,079

OTHER ITEMS
Interest expense	(1,239)	(1,175)
Interest income	8	29
Realized and unrealized (loss) gain on derivative instruments (note 5)	(338)	453
Other expenses	(336)	(295)

Total other items	(1,905)	(988)

Net income	4,137	7,091

Per common share amounts:
• Basic and diluted earnings (note 9)	0.06	0.12
• Cash dividends declared	0.11	0.22

Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 9)	70,975,645	57,390,411

Related party transactions (note 8)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2012 $	As at December 31, 2011 $ (note 1)
ASSETS
Current
Cash and cash equivalents	24,478	15,859
Pool receivables from affiliates, net	6,049	2,664
Accounts receivable	602	157
Interest receivable on investment in term loans	1,639	1,754
Due from affiliates (note 8b)	17,365	12,610
Prepaid expenses	3,773	3,395
Other current assets	551	308

Total current assets	54,457	36,747

Vessels and equipment At cost, less accumulated depreciation of $257.7 million (2011—$247.0 million)	706,328	716,567
Investment in term loans	117,091	116,844
Investment in joint venture (note 3)	492	114
Loan to joint venture (note 3)	9,830	9,830
Other non-current assets	1,717	1,824

Total assets	889,915	881,926

LIABILITIES AND EQUITY
Current
Accounts payable	2,837	1,935
Accrued liabilities ($2.4 million and $2.4 million from related parties) (note 8b)	6,818	7,423
Current portion of long-term debt (note 4)	1,800	1,800
Current portion of derivative instruments (note 5)	4,225	4,027
Deferred revenue	2,766	1,777
Due to affiliates (note 8b)	6,520	4,999
Other current liabilities	47	115

Total current liabilities	25,013	22,076

Long-term debt (note 4)	291,650	347,100
Derivative instruments (note 5)	18,903	20,151
Other long-term liabilities	3,560	3,228

Total liabilities	339,126	392,555

Commitments and contingencies (note 3 and 5)
Equity
Common stock and additional paid-in capital (300 million shares authorized, 66.6 million Class A and 12.5 million Class B shares issued and outstanding as of March 31, 2012 and 49.4 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2011) (note 7)	654,426	588,441
Accumulated deficit	(103,637)	(99,070)

Total equity	550,789	489,371

Total liabilities and equity	889,915	881,926

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2012 $	Three Months Ended March 31, 2011 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	4,137	7,091
Non-cash items:
Depreciation and amortization	10,738	10,784
Unrealized gain on derivative instruments	(1,050)	(1,962)
Other	127	100
Change in non-cash working capital items related to operating activities	(6,315)	1,958

Net operating cash flow	7,637	17,971

FINANCING ACTIVITIES
Repayments of long-term debt (note 4)	(450)	(450)
Prepayment of long-term debt (note 4)	(55,000)	(103,000)
Proceeds from issuance of Class A common stock (note 7)	69,000	112,054
Share issuance cost (note 7)	(3,015)	(4,817)
Cash dividends paid	(8,704)	(13,613)

Net financing cash flow	1,831	(9,826)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(499)	(327)
Investment in joint venture (note 3)	(350)	—

Net investing cash flow	(849)	(327)

Increase in cash and cash equivalents	8,619	7,818
Cash and cash equivalents, beginning of the period	15,859	12,450

Cash and cash equivalents, end of the period	24,478	20,268

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Common Stock and Paid-in Capital
	Thousands of Common Shares #	Class A $	Class B $	Accumulated Deficit $	Total $

Balance as at December 31, 2011	61,877	588,316	125	(99,070)	489,371

Net income				4,137	4,137
Proceeds from public offering of Class A common shares, net of offering costs of $3.0 million (note 7)	17,250	65,985	—		65,985
Dividends declared to Teekay Corporation				(1,772)	(1,772)
Dividends declared to other parties				(6,932)	(6,932)

Balance as at March 31, 2012	79,127	654,301	125	(103,637)	550,789

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly owned subsidiaries (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2011. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Adoption of New Accounting Pronouncements

In January 2012, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

3.	Joint Venture

In September 2010, the Company entered into a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. The Company has a 50% economic interest in the joint venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. An unrelated party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the unrelated party exceeds a certain threshold.

As at March 31, 2012, the remaining payments required to be made under the VLCC newbuilding contract, including Wah Kwong’s 50% share, were $44.1 million in 2012 and $34.3 million in 2013. As of March 31, 2012, the joint venture had signed an agreement with a financial institution for a loan of $68.6 million. The loan is secured by a first-priority statutory mortgage on the VLCC and guaranteed by both the Company and Wah Kwong. As a result, the Company’s exposure to this loan is limited to its 50% guarantee of the loan which is repayable in 32 quarterly installments of $1.4 million each commencing 3 months after the initial post delivery drawdown date and a balloon payment of $22.6 million at its maturity. The loan has yet to be drawn upon as at March 31, 2012. In addition, the Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. The Company made its initial $9.8 million advance to the joint venture in October 2010. The advance is non-interest bearing and unsecured. In March 2012, the Company made a $0.4 million payment to the joint venture for financing fees. In April 2012, the Company made a $2.6 million payment to the joint venture for the funding of a $4.9 million installment under the newbuilding contract, and a $0.3 million construction supervision fee.

4.	Long-Term Debt

	March 31, 2012 $	December 31, 2011 $
Revolving Credit Facility due 2017	284,000	339,000
Term Loan due through 2017	9,450	9,900

	293,450	348,900
Less current portion	(1,800)	(1,800)

	291,650	347,100

The Company and Teekay Corporation (or Teekay) are parties to a revolving credit facility (or the Revolver). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.

As of March 31, 2012, the Tranche A Revolver provided for borrowings of up to $616.5 million, of which $332.5 million was undrawn. The total amount available under the Tranche A Revolver as at March 31, 2012 remained unchanged from December 31, 2011, and the amount drawn under the Tranche A Revolver decreased as a result of a prepayment of $55.0 million made in February 2012 using the net proceeds from the Company’s February 2012 equity offering (see Note 7). The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $33.9 million commencing in late 2012, and the Tranche A Revolver matures in November 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at March 31, 2012, the weighted-average interest rate on the Tranche A Revolver was 1.17% (December 31, 2011 – 1.01%). The Tranche A Revolver is collateralized by first-priority mortgages granted on 14 of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. As at March 31, 2012, the Company was in compliance with all its covenants on the Tranche A Revolver.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at March 31, 2012, the Company had one term loan outstanding in the amount of $9.5 million. This term loan bears interest at a fixed rate of 4.06%, requires quarterly principal payments of $0.45 million, and is collateralized by a first-priority mortgage on one of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay. The term loan requires that the Company’s subsidiary maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at March 31, 2012, the Company was in compliance with all its covenants on its term loan.

The aggregate annual long-term principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to March 31, 2012 are $1.4 million (remaining 2012), $1.8 million (2013), $1.8 million (2014), $1.8 million (2015), and $286.7 million (2016 and thereafter).

The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2012 was 1.26% (December 31, 2011 – 1.09%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 5).

5.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income. During the three months ended March 31, 2012, the Company recognized a realized loss of $1.4 million and an unrealized gain of $1.0 million relating to its interest rate swaps. During the three months ended March 31, 2011, the Company recognized a realized loss of $1.5 million and an unrealized gain of $2.0 million relating to its interest rate swaps.

The following summarizes the Company’s derivative positions as at March 31, 2012:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	100,000	(22,662)	5.5	5.55
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	70,000	(78)	0.3	0.85
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	45,000	(388)	1.3	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of March 31, 2012 was 0.6%

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

6.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 12 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2011. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

		March 31, 2012		December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents	Level 1	24,478	24,478	15,859	15,859
Derivative instruments
Interest rate swap agreements	Level 2	(23,128)	(23,128)	(24,178)	(24,178)
Other:
Investment in term loans and interest receivable	Level 3	118,730	120,207	118,598	120,222
Loan to joint venture	(1)	9,830	9,830	9,830	9,830
Long-term debt, including current portion	Level 2	(293,450)	(248,391)	(348,900)	(298,059)

(1)	The fair value of the Company’s loan to joint venture as at March 31, 2012 and December 31, 2011 was not determinable given the amounts are non-current with no fixed repayment terms (see Note 3).

b)	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2012 $	December 31, 2011 $
Investment in term loans and interest receivable	Collateral	Performing	118,730	118,598
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			128,560	128,428

7.	Capital Stock

In February 2012, the Company completed a public offering of 17.3 million shares of its Class A common stock (including 2.3 million common shares issued upon the full exercise of the underwriter’s over-allotment option) at a price of $4.00 per share, for gross proceeds of $69.0 million. The Company used a portion of the net offering proceeds to repay $55.0 million of its outstanding debt under its revolving credit facility (see Note 4).

8.	Related Party Transactions

a.	Teekay and its wholly owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Pooling Arrangements” in our Annual Report on From 20-F for the year ended December 31, 2011. Amounts paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended
	March 31, 2012 $	March 31, 2011 $

Pool management fees and commissions (i)	584	455
Commercial management fees (ii)	217	237
Vessel operating expenses—crew training	307	233
Vessel operating expenses—crewing and manning (iii)	5,980	5,567
General and administrative (iv)	1,704	2,052

(i)	The Company’s share of the Pool Managers fees which are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income.
(ii)	The Manager’s commercial management fees for vessels on time-charter contracts, which are reflected in voyage expenses on the Company’s consolidated statements of income.
(iii)	Reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels.
(iv)	The Manager’s technical, strategic and administrative service fees.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

b.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $2.4 million was payable to the Manager as at each of March 31, 2012 and December 31, 2011, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities on the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $7.0 million and $3.6 million as at March 31, 2012 and December 31, 2011, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable to the Company when its vessels exit respective pooling arrangements.

9.	Earnings Per Share

The net income available for common stockholders and earnings per common share are presented in the table below.

	Three Months Ended
	March 31, 2012 $	March 31, 2011 $
Net income	4,137	7,091

Net income available for common stockholders	4,137	7,091

Weighted-average number of common shares	70,975,645	57,390,411

Common shares and common share equivalents outstanding at the end of period	79,126,744	61,876,744

Earnings per common share:
—Basic and diluted	$0.06	$0.12

10.	Subsequent Events

In April 2012, the Company announced that it has reached an agreement to acquire from Teekay, a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities, and other assets and rights, for an aggregate purchase price of approximately $455.0 million, subject to the completion of certain closing conditions. The Company expects to finance the acquisition by assuming outstanding debt of approximately $180.0 million in terms loans and $250.0 million in revolving credit facilities secured by the acquired vessels, and will issue $25.0 million in new Class A shares to Teekay at a price of $5.60 per share. As part of this transaction, the Company and Teekay will enter into a non-competition agreement, which will provide the Company with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by Teekay for a period of three years from the closing date of this transaction. The transaction is subject to final documentation, receipt of relevant third party consents, and other customary closing conditions and is expected to be completed in June 2012.

TEEKAY TANKERS LTD.

MARCH 31, 2012

PART I – FINANCIAL INFORMATION

ITEM 2—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2011.

General

Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As at May 1, 2012, we owned nine Aframax tankers and six Suezmax tankers, time-chartered in one Aframax vessel from a third party, and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. As at May 1, 2012, six of our Aframax tankers and two of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which six time-charter contracts are scheduled to expire in 2012, one time-charter contract is scheduled to expire in 2013, and one time-charter contract is scheduled to expire in 2014. Two fixed-rate contracts for our Suezmax tankers and one fixed-rate contract for our Aframax tankers include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. Our remaining four Aframax tankers, including a time-chartered in Aframax tanker, and four Suezmax tankers participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, of which these pooling arrangements are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As of May 1, 2012, these pooling arrangements included 29 Aframax tankers and 17 Suezmax tankers, respectively.

Significant Developments in 2012

Public Offering

In February 2012, we completed a public offering of 17.3 million shares of our Class A common stock at a price of $4.00 per share, for gross proceeds of $69.0 million. We used the net offering proceeds to prepay $55.0 million of our outstanding debt under our revolving credit facility and the balance for general corporate purposes.

Vessel Acquisition

In April 2012, we announced an agreement to acquire from Teekay a fleet of 13 double-hull conventional oil and product tankers, and related time-charter contracts, debt facilities, and other assets and rights, for an aggregate purchase price of approximately $455.0 million, subject to the completion of certain closing conditions. We expect to finance the acquisition by assuming outstanding debt of approximately $180.0 million in term loans and $250.0 million in revolving credit facilities secured by the acquired vessels, and will issue $25.0 million in new Class A shares to Teekay at a price of $5.60 per share. As a result of this share issuance, Teekay’s economic interest in us will increase from approximately 20% to approximately 25% and its voting interest as a result of its combined ownership of Class A and Class B share will increase from approximately 51% to approximately 53%. The transaction is subject to final documentation, receipt of relevant third party consents, and other customary closing conditions and is expected to be completed in June 2012. Teekay will grant us a right of first refusal on any future conventional oil tanker and product tanker opportunities developed by Teekay for a period of three years from the closing date.

We anticipate additional opportunities to further expand our fleet through acquisitions of tankers from third parties and additional tankers that Teekay may offer to sell to us from time to time. These tankers may include crude oil and product tankers.

Other Significant Transactions

One of our two Aframax time-charter in contracts that we entered into in 2011, expired in March 2012. Consequently, we re-delivered the vessel to the owner. In April 2012, we exercised an extension option on the remaining Aframax time-charter in contract for a period of three months at a fixed rate of $11,500 per day and the vessel currently trades in the Teekay Aframax Pooling arrangement.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011.

In accordance with GAAP, we report gross revenues in our consolidated income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three Months Ended March 31, 2012 versus Three Months Ended March 31, 2011

The following table presents our operating results for the three months ended March 31, 2012 and 2011, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended
(in thousands of U.S. dollars, except percentages)	March 31, 2012	March 31, 2011	% Change
Revenues	29,013	28,987	0%
Interest income from investment in term loans	2,863	2,757	4%
Less: Voyage expenses	(779)	(610)	28%

Net revenues	31,097	31,134	0%
Vessel operating expenses	10,570	9,602	10%
Time-charter hire expenses	1,661	—	100%
Depreciation and amortization	10,738	10,784	0%
General and administrative	2,086	2,669	-22%

Income from operations	6,042	8,079	-25%

Interest expense	(1,239)	(1,175)	5%
Interest income	8	29	-72%
Realized and unrealized (gain) loss on derivative instruments	(338)	453	-175%
Other expenses	(336)	(295)	14%

Net income	4,137	7,091	-42%

Tanker Market

Crude tanker rates strengthened during the first quarter of 2012 due to a sharp increase in global oil production, longer voyage distances and seasonal factors. According to the International Energy Agency (IEA), global oil supply increased by 1.2 million barrels per day (mb/d) in the quarter ended March 31, 2012 to reach a record high 90.6 mb/d. This included a 0.9 mb/d increase in Organization of Petroleum Exporting Countries (OPEC) crude oil production to make up for lower production in non-OPEC countries, and to meet demand for crude oil stockpiling in China. The increase in OPEC oil production also contributed to increased tonne-mile demand during the quarter as OPEC countries are generally at longer voyage distances from main consumption centers in North America, Europe and Asia, compared to non-OPEC oil producing countries. Seasonal factors, including cold weather in the northern hemisphere during February and March and weather delays in the Atlantic, also strengthened rates during the first quarter.

The global tanker fleet grew by a net 4.8 million deadweight (mdwt), or 1.0%, during the first quarter of 2012, compared to net fleet growth of 9.3 mdwt, or 2.1%, for the same period in 2011. The slower rate of fleet growth during the first quarter was due to an increase in tanker scrapping, with 4.4 mdwt of tankers removed compared to 2.7 mdwt for the same period in 2011. A total of 13.3 mdwt was scrapped during the year ended December 31, 2011. A weak spot tanker market, coupled with increasing charterer discrimination against older vessels and relatively high scrap prices, has resulted in tankers being scrapped at a younger age than in the past. In the first quarter of 2012, a total of 21 crude oil tankers with an average age of 21 years were scrapped, including four vessels under 20 years of age, which helped dampen tanker fleet growth in the same quarter.

The International Monetary Fund (IMF) recently upgraded its outlook for the global economy in 2012 and 2013, with a forecast of 3.5% and 4.1% growth, respectively, up from 3.3% and 4.0% in the previous IMF outlook. Based on the average range of forecasts from the IEA, the Energy Information Agency and OPEC, global oil demand is expected to grow by 0.8 mb/d in 2012. This is expected to translate into increased demand for tankers which, coupled with a slowdown in the rate of fleet growth, could lead to improved tanker fleet utilization in 2013.

Fleet and TCE Rates

As at March 31, 2012, we owned nine Aframax tankers, and six Suezmax tankers, time-chartered in one Aframax vessel from a third party, and owned a 50% interest in one VLCC newbuilding scheduled for delivery in the second quarter of 2013.

	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Aframax	$5,139	404	$12,715	$5,179	301	$17,182
Voyage-charter contracts - Suezmax	$6,870	272	$25,236	$5,083	269	$18,870
Time-charter contracts - Aframax	$9,662	543	$17,782	$11,503	508	$22,639
Time-charter contracts - Suezmax	$7,554	273	$27,705	$7,361	270	$27,263

Total	$29,225	1,492	$19,582	$29,126	1,348	$21,592

(1)	Excludes a total of $0.8 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.2 million in off-hire bunker and other expenses.

(2)	Excludes interest income from investment in term loans of $2.9 million and $2.8 million for the three months ended March 31, 2012 and 2011, respectively.
(3)	Excludes a total of $0.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.1 million in off-hire bunker and other expenses.

Net Revenues. Net revenues of $31.1 million for the three months ended March 31, 2012 were consistent with net revenues for the three months ended March 31, 2011, primarily due to:

•

a net decrease of $2.8 million for the three months ended March 31, 2012, resulting from the decrease in average TCE rates earned by our vessels employed on time-charter contracts in 2012 compared to the same period in 2011 as a result of new and renewed time-charter contracts at lower average TCE rates;

•

a decrease of $0.5 million for the three months ended March 31, 2012, compared to the same period last year, as a result of fewer revenue days and higher off-hire expenses from the unplanned off-hire activities for the Nassau Spirit and Kareela Spirit; and

•

a decrease of $0.4 million for the three months ended March 31, 2012, from lower average TCE rates earned by our Aframax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets for this class of vessel during the three months ended March 31, 2012 compared to the same period last year;

offset by

•

an increase of $2.0 million for the three months ended March 31, 2012 resulting from two additional vessels earning voyage-charter revenue as we entered into agreements to time-charter in two Aframax tankers from third parties, compared to the same periods in 2011; and

•

an increase of $1.7 million for the three months ended March 31, 2012, from higher average TCE rates earned by our Suezmax vessels operating on spot-market-based voyage charters, resulting from the relatively stronger spot market for this class of vessel during the three months ended March 31, 2012, compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses were $10.6 million for the three months ended March 31, 2012, compared to $9.6 million for the three months ended March 31, 2011, primarily due to an increase of $0.9 million relating to higher crew and manning costs and higher repairs and maintenance expenses during the three months ended March 31, 2012, compared to the same period last year.

Time-charter Hire Expenses. Time-charter hire expenses were $1.7 million for the three months ended March 31, 2012, compared to $nil for three months ended March 31, 2011. We entered into agreements to time-charter in two Aframax tankers from third parties during the third quarter of 2011. As at March 31, 2012, we have extended the time-charter in period for one Aframax tanker and re-delivered the other Aframax tanker to the owner.

Depreciation and Amortization. Depreciation and amortization of $10.7 million for the three months ended March 31, 2012 was consistent with depreciation and amortization of $10.8 million for the three months ended March 31, 2011.

General and Administrative Expenses. General and administrative expense was $2.1 million for the three months ended March 31, 2012, compared to $2.7 million for the three months ended March 31, 2011. The decrease in general and administrative expense was primarily due to:

•

a net decrease of $0.3 million in technical, strategic and administrative service fees during the three months ended March 31, 2012, compared to the same period last year, primarily due to a one-time $0.5 million fee in the March 31, 2011 period associated with the portion of stock-based compensation grants of our former Chief Executive Officer that had not vested prior to the date of his retirement; and

•	a decrease of $0.3 million in corporate expenses incurred during the three months ended March 31, 2012, compared to the same period last year.

Interest Expense. Interest expense was $1.2 million for the three months ended March 31, 2012 and for the three months ended March 31, 2011. Interest expense for the periods included:

•	a decrease of $0.2 million due to lower average debt balances outstanding for the three months ended March 31, 2012, compared to the same period last year;

partially offset by

•	an increase of $0.3 million due to higher short term variable benchmark interest rate during the three months ended March 31, 2012, compared to the same period last year.

Realized and unrealized gain (loss) on interest rate swaps. During the three months ended March 31, 2012, and March 31, 2011, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $215.0 million and with average fixed rates of approximately 3.1% for both periods. Short term variable benchmark interest rates during these periods were generally less than 1.5% and, as such, we incurred realized losses of $1.4 million and $1.5 million, respectively, during the three months ended March 31, 2012, and 2011, under the interest rate swap agreements.

Long-term benchmark interest increased in the three months ended March 31, 2012, and 2011 causing us to recognize unrealized gains of $1.0 million and $2.0 million in the three months ended March 31, 2012, and 2011, respectively.

Net Income. As a result of the foregoing factors, net income was $4.1 million and $7.1 million, respectively, for the three months ended March 31, 2012 and 2011.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at March 31, 2012, our total cash and cash equivalents was $24.5 million. Our total liquidity, including cash and undrawn credit facilities, was $357.0 million as at March 31, 2012, compared to $293.4 million as at December 31, 2011. The liquidity increase was primarily the result of our equity offering completed in February 2012, which provided net proceeds of $66.0 million after we completed a public offering of 17.25 million Class A common shares at a price of $4.00 per share. We used the net proceeds to prepay $55.0 million of outstanding debt under our revolving credit facility and the balance for general corporate purposes. We believe that our working capital is sufficient for our present requirements.

As at March 31, 2012, our revolving credit facility provided for borrowings of up to $616.5 million, of which $332.5 million was undrawn. The amount available under this revolving credit facility decreases by $33.9 million semi-annually commencing in late 2012 and the credit facility matures in November 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. One of our Aframax tankers was financed with a term loan that bears interest at a rate of 4.06%. As of March 31, 2012, the balance of this term loan was $9.5 million. The loan requires $0.45 million in quarterly principal payments. Please read Note 4 to our consolidated financial statements included in this report for additional information about our outstanding indebtedness and related credit facilities.

On April 16, 2012, we announced that we have reached an agreement to acquire from Teekay a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $455 million, subject to the completion of certain closing conditions. The acquisition includes the assumption by us of outstanding debt of approximately $180 million in term loans and approximately $290 million in available revolving credit facilities, of which approximately $40 million will be undrawn. As a result of the transaction, our liquidity is expected to increase to approximately $400 million, which we believe will provide flexibility to pursue further accretive growth opportunities. Please read Note 10 to our consolidated financial statements included in this report for additional information about this transaction.

We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read “Item 3 - Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended
	March 31, 2012 (in thousands)	March 31, 2011 (in thousands)
Net cash flow from operating activities	7,637	17,971
Net cash flow from (used in) financing activities	1,831	(9,826)
Net cash flow used in investing activities	(849)	(327)

Operating Cash Flows

Net cash flow from operating activities primarily reflects fluctuations in spot tanker rates, change in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity.

Net cash flow from operating activities decreased to $7.6 million for the three months ended March 31, 2012 compared to $18.0 million for the same period in 2011. The decrease was primarily due to a $8.3 million increase in non-cash working capital relating to our vessel operations, a $1.9 million decrease in revenue relating to our Aframax vessels due to a decrease in average TCE rates earned by our spot and time-charter Aframax vessels, and a $1.7 million increase in time-charter hire expense. These decreases in net cash flow were partially offset by a $2.0 million increase in revenue primarily relating to our Suezmax vessels due to an increase in the spot TCE rates earned by our Suezmax vessels.

Changes in non-cash working capital items related to operating activities resulted in a net cash outflow of $6.3 million for the three months ended March 31, 2012 compared to a net cash inflow of $2.0 million for the three months ended March 31, 2011. Changes in non-working capital items are primarily due to the timing of our cash receipts resulting from our time-charter and pool revenues, payment for the operating expenses incurred, and payment for pool working capital contributions.

There were no dry-docking expenditures for both the three months ended March 31, 2012 and 2011. There were no scheduled dry-docking or off-hire days associated with dry docking and related repositioning time during the three months ended March 31, 2012 and 2011.

Financing Cash Flows

Net cash flow from financing activities was $1.5 million for the three months ended March 31, 2012 compared to a net cash outflow of $9.8 million in the same period in 2011. During the three months ended March 31, 2012, we received $66.0 million of net proceeds from the February 2012 offering of 17.25 million Class A common shares, compared to $107.2 million of net proceeds from offerings received during the three months ended March 31, 2011.

During the three months ended March 31, 2012 and 2011, we repaid $0.45 million as scheduled quarterly principal payments of our term loan. We also prepaid $55.0 million and $103.0 million during the three months ended March 31, 2012 and 2011, respectively, of indebtedness under our revolving credit facility.

We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. Cash Available for Distribution represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels, when the vessels were under the common control of Teekay but prior to their acquisition by us. Total cash dividends declared and paid during the three months ended March 31, 2012 were $8.7 million, compared to $13.6 million in the same period last year. On May 16, 2012, we announced that we will pay a cash dividend on June 5, 2012 of $0.16 per common share to shareholders on record on May 29, 2012 relating to the quarter ended March 31, 2012.

Investing Cash Flows

Net cash outflow from investing activities, relating to the expenditures for vessels and equipment upgrades, was $0.5 million for the three months ended March 31, 2012, compared to a net cash outflow of $0.3 million for the same period in 2011.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2012:

(in millions of U.S. dollars)	Total	Remainder of 2012	2013 and 2014	2015 and 2016	Beyond 2016
U.S. Dollar-Denominated Obligations
Long-term debt (1)	293.5	1.4	3.6	3.6	284.9
Chartered-in vessels (operating leases) (2)	1.2	1.2	—	—	—
Technical vessel management and administrative fees	74.3	5.2	13.8	13.8	41.5
Newbuilding installments (3)	39.2	22.1	17.1	—	—

Total	408.2	29.9	34.5	17.4	326.4

(1)	Excludes expected interest payments of $2.8 million (remaining in 2012), $7.1 million (2013 and 2014), $6.8 million (2015 and 2016) and $1.7 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a margin of 0.60% at March 31, 2012 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of the in-chartered lease, we would expect total payments of $3.2 million (remaining in 2012) and $0.1 million (2013).
(3)	We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at March 31, 2012, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totalled $78.4 million of which our share is $39.2 million. Please read “Note 3—Joint Venture” to our consolidated financial statements.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2012.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months and three months ended March 31, 2012 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects and opportunities, including future vessel acquisitions in the product tanker segment;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates and oil demand;

•	tanker fleet utilization;

•	our financial position and ability to acquire additional assets;

•	future issuance of our common stock;

•	our ability to generate surplus cash flow and pay dividends, and potential vessel acquisitions;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;

•	the sufficiency of working capital for short-term liquidity requirements;

•	crewing costs for vessels;

•	the duration of drydockings;

•	potential newbuilding order cancellations;

•	construction and delivery delays in the tanker industry generally;

•	future capital expenditure commitments and the financing requirements for such commitments;

•

the timing, certainty and financial impact of our proposed acquisition from Teekay of 13 conventional tankers, including effects on debt balances, liquidity and spot tanker market exposure, and our ability to satisfy closing conditions or obtain the necessary third-party consents for the acquisition;

•	the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations;

•	our compliance with, and the effect on our business and operating results of, covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks

•	our ability to secure new fixed-rate time-charter agreements; and

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the demand for oil transportation services; changes in our costs, such as the cost of crews; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; failure to satisfy the closing conditions or obtain the necessary third party consents for our anticipated 13-vessel acquisition from Teekay; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange and interest rate fluctuations; future issuances of our common stock;conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2011. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

MARCH 31, 2012

PART I – FINANCIAL INFORMATION

ITEM 3—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, and British Pound. As at March 31, 2012, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2012, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2012	2013	2014	2015	2016	Thereafter	Total	Fair Value Asset / (Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-term debt:
Variable rate	—	—	—	—	—	284.0	284.0	(239.2)	—
Fixed rate	1.4	1.8	1.8	1.8	1.8	0.9	9.5	(9.1)	4.06
Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	—	100.0	100.0	(22.7)	5.55
U.S. Dollar-denominated interest rate swap (2)	70.0	—	—	—	—	—	70.0	(0.1)	0.85
U.S. Dollar-denominated interest rate swap (2)	—	45.0	—	—	—	—	45.0	(0.4)	1.19

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

Spot Tanker Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. In addition to time-chartering out our vessels at fixed-rates, from time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 31, 2012, we were not a party to any freight forward agreements.

TEEKAY TANKERS LTD.

MARCH 31, 2012

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2011 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: June 7, 2012	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)